VALIDATE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

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SEC FILE NUMBER
8-66717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Validate Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

505 Park Avenue, 14th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jean Urquiola	718-809-0090	jurquiola@vcollc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanford Becker & Co. P.C.
(Name – if individual, state last, first, and middle name)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

06/25/2009	3563
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jean Urquiola _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Validate Capital Markets, LLC _____ , as of 12/31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VALIDATE CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

TABLE OF CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS
1430 BROADWAY – SUITE 605
NEW YORK, N.Y. 10018

TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

Report of Independent Registered Public Accounting Firm

To the Members of
Validate Capital Markets, LLC
(formerly Viscogliosi & Company, LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Validate Capital Markets, LLC, (formerly Viscogliosi & Company, LLC) as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company, as of December 31, 2025 in conformity with the accompanying principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements is free of material misstatements, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanford Becker & Co, P. C.

We have served as the Company's auditors since 2009.

New York, NY
March 6, 2026

VALIDATE CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	44,521
Other assets		3,992
Total Assets	**$**	**48,513**

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accrued expenses	$	36,450
Members' Equity		
Members' equity		12,063
Total Liabilities and Members' Equity	**$**	**48,513**

See accompanying notes.

VALIDATE CAPITAL MARKETS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Note 1 - <u>Summary of Significant Accounting Policies</u>

<u>Nature of Operations</u>

Validate Capital Markets, LLC, (the "Company"), is majority owned by Viscogliosi Brothers, LLC ("VB"). The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and is subject to regulation by the United States Securities and Exchange Commission (SEC) and FINRA.

The Company provides and is engaged in private placements, investment banking and underwriting services.

All revenue, if any, is derived from the Company's private placement income, advisory and consulting fees which are from affiliated companies in which the Company, VB, or certain members of VB have ownership interests.

VB intends to provide the Company with sufficient working capital to meet future operations and minimum net capital requirements.

<u>Securities Transactions</u>

Securities owned are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management.

Securities transactions are recorded on a trade date basis.

<u>Use of Estimates</u>

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

<u>Cash Equivalents</u>

Cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

Note 1 - <u>Summary of Significant Accounting Policies (Continued)</u>

<u>Income Taxes</u>

The Company, as a limited liability company, has elected to be treated similar to a partnership, whereby its taxable income or loss is taxable directly to its members. Accordingly, no provision for Federal and State income tax has been provided.

Management of the Company is not aware of any issues or circumstances that would unfavorably impact its tax status. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Note 2 - <u>Concentration of Credit Risk</u>

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 3 - <u>Net Capital Requirements</u>

The Company is subject to the net capital requirements of SEC Rule 15c3-1, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000 or 1/15th of aggregate indebtedness.

At December 31, 2025, the Company had net capital, as defined, of $8,071 which exceeded the required minimum net capital by $3,071. Aggregate indebtedness at December 31, 2025 totaled $36,450 and the ratio of aggregate indebtedness to net capital was 4.52 to 1.

Note 4 – <u>Related Party Transactions</u>

The Company has an agreement with VB, whereby the Company pays VB for rent and administrative services. Additionally, in 2025 VB paid certain expenses on behalf of the Company that were treated as capital contributions. At December 31, 2025, there is no balance due from the Company to VB.

Note 4 – <u>Related Party Transactions (continued)</u>

The Company recognizes that it does not have sufficient revenue to support its ongoing operations. VB has assured the Company that it will continue to provide the necessary capital to ensure that the Company remains in net capital compliance under Rule 15c3-1. Further, VB has confirmed that it has the necessary capital to continue to fund the operations of the Company through February 2027.

Note 5 – <u>Segment Reporting</u>

The Company's operations constitute a single operating segment and, therefore, a single reportable segment as defined by Accounting Standards Codification 280, as it conducts its business activities and reports financial results using information of the Company as a whole. The members of VB and the Chief Executive Officer of the Company serve as Chief Operating Decision Maker, which makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results.

Note 6 – <u>Subsequent Events</u>

The Company has evaluated subsequent events through the date that this financial statement was available to be issued. There were no subsequent events requiring disclosure.